UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Silver Point Specialty Lending Fund
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No N/A

1. NAME OF REPORTING PERSONS

  The University of Texas/Texas A&M Investment Management Company

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
   (a)  [_]
   (b)  [_]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

  5,004,910.3

6. SHARED VOTING POWER

  0

7. SOLE DISPOSITIVE POWER

  5,004,910.3

8. SHARED DISPOSITIVE POWER

  0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  5,004,910.3

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
   [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  13.6% (1)

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

(1) Based on 36,907,451 Common Shares of Beneficial Interest (Common Shares) of Silver Point Specialty Lending Fund (the Issuer) outstanding as of November 8, 2023, as disclosed in the Form 10-Q of the Issuer filed with the Securities and Exchange Commission (SEC) on November 8, 2023.

CUSIP No N/A

1. NAME OF REPORTING PERSONS

  Board of Regents of University of Texas System

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
   (a)  [_]
   (b)  [_]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

  5,004,910.3

6. SHARED VOTING POWER

  0

7. SOLE DISPOSITIVE POWER

  5,004,910.3

8. SHARED DISPOSITIVE POWER

  0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  5,004,910.3

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
   [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  13.6% (1)

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO

(1) Based on 36,907,451 Common Shares of the Issuer outstanding as of November 8, 2023, as disclosed in the Form 10-Q of the Issuer filed with the SEC on November 8, 2023.

CUSIP No N/A

Item 1. (a). Name of Issuer:

    Silver Point Specialty Lending Fund (the "Issuer")

  (b). Address of Issuer's Principal Executive Offices:

    Two Greenwich Plaza, Suite 1
                Greenwich, CT 06830

Item 2. (a). Name of Person Filing:

    The University of Texas/Texas A&M Investment Management Company
  Board of Regents of University of Texas System

                The filing persons named above are collectively referred to herein as the "Reporting Persons."

                Pursuant to an Investment Management Services Agreement with Board of Regents of University of Texas System (the Regents), The University of Texas/Texas A&M Investment Management Company (UTIMCO), an institutional investment advisor, holds the Common Shares (as defined below) on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such Common Shares on behalf of the Regents.

  (b). Address of Principal Business Office, or if None, Residence:

              UTIMCO
              210 West 7th Street
              Suite 1700
              Austin, TX 78701

       The Regents
              210 West 7th Street
              Suite 1700
              Austin, TX 78701

  (c). Citizenship:

  UTIMCO: Texas
  The Regents: Texas

  (d). Title of Class of Securities:

    Common Shares of Beneficial Interest, par value $0.001 per share ("Common Shares")

  (e). CUSIP Number:

    N/A

Item 3.   If This Statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b), or (c), check whether the person filing is a

     Not applicable.

Item 4. Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a) Amount beneficially owned:

    UTIMCO: 5,004,910.3
  The Regents: 5,004,910.3

  (b) Percent of class:

    UTIMCO: 13.6%
  The Regents: 13.6%

                Such percentages are based on 36,907,451 Common Shares outstanding as of November 8, 2023, as disclosed in the Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 8, 2023.

  (c) Number of shares as to which the person has:

    UTIMCO

    (i) Sole power to vote or to direct the vote
   5,004,910.3

    (ii) Shared power to vote or to direct the vote
   0

    (iii) Sole power to dispose or to direct the disposition of
   5,004,910.3

    (iv) Shared power to dispose or to direct the disposition of
   0

    The Regents

    (i) Sole power to vote or to direct the vote
   5,004,910.3

    (ii) Shared power to vote or to direct the vote
   0

    (iii) Sole power to dispose or to direct the disposition of
   5,004,910.3

    (iv) Shared power to dispose or to direct the disposition of
   0

Item 5. Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

 Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

  See Item 2.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

  Not applicable.

Item 8. Identification and Classification of Members of the Group.

  If a group has filed this schedule pursuant to S240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to S240.13d-1(c) or S240.13d-1(d), attach an exhibit stating the identity of each member of the group.

  Not applicable.

Item 9. Notice of Dissolution of Group.

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

  Not applicable.

Item 10. Certification.

   Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  The University of Texas/Texas A&M Investment Management Company

Date:  February 14, 2024   /s/ Joan Moeller
                        Joan Moeller
                               Chief Operating Officer

                                   Board of Regents of University of Texas System
                                   By: The University of Texas/Texas A&M

                                   Investment Management Company, as investment advisor to Board of Regents of University of Texas System

Date:  February 14, 2024   /s/ Joan Moeller
                        Joan Moeller
                               Chief Operating Officer

                                      EXHIBIT INDEX

99.1 Joint Filing Agreement, dated as of February 14, 2024, by and among the Reporting Persons

Exhibit 99.1

                                          AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Schedule 13G (including additional amendments thereto) with respect to the Common Shares of Beneficial Interest, par value $0.001 per share, of Silver Point Specialty Lending Fund.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

                            The University of Texas/Texas A&M Investment Management Company

Date:  February 14, 2024   /s/ Joan Moeller
                        Joan Moeller
                               Chief Operating Officer

                                   Board of Regents of University of Texas System
                                   By: The University of Texas/Texas A&M

                                   Investment Management Company, as investment advisor to Board of Regents of University of Texas System

Date:  February 14, 2024   /s/ Joan Moeller
                        Joan Moeller
                               Chief Operating Officer